Exhibit 99.1

Pyxis Tankers Announces Date for the Release of First Quarter 2016 Results and Related Conference Call and Webcast; Participation in Nasdaq Closing Bell Ceremony

MAROUSSI, GREECE – April 29, 2016 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced the following:

Date of Earnings Release.  We will issue our unaudited results for the three months ended March 31, 2016 after the close of the market in New York on Thursday, May 5, 2016.  We will host a conference call to discuss the results at 4:30 pm Eastern Time that same day.

Conference Call Details:

Participants should dial into the call 10 minutes prior to the scheduled time using the following dial-in numbers:

U.S. Toll Free:	• +1 (877) 201-0168
U.S. Toll/International:	• +1 (647) 788-4901
Conference ID:	• 2682588

A telephonic replay of the conference call will be available until the close of business on [May 11, 2016] by using the following dial-in information:

U.S. Toll Free:	• +1 (877) 201-0168
U.S. Toll/International:	• +1 (647) 788-4901
Conference ID:	• 2682588

Webcast:

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com).   Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast.  An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

Nasdaq Closing Bell Ceremony

Pyxis Tankers Inc. has been invited to participate in the Closing Bell Ceremony at Nasdaq MarketSite on Wednesday, May 4, 2016 in New York.  The Closing Bell Ceremony will be available for viewing through the Nasdaq MarketSite Webcam (https://new.livestream.com/nasdaq/live).

About Pyxis Tankers Inc.
We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their "eco" features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and experienced management team, whose interests are aligned with those of our shareholders.

Visit our website at www.pyxistankers.com

Company:

Pyxis Tankers Inc.
59 K. Karamanli Street

Maroussi 15125 Greece
info@pyxistankers.com

Company Contacts:

Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106
Email: hwilliams@pyxistankers.com

Antonios C. Backos
Senior VP for Corporate Development & General Counsel
Tel: +30 (210) 638-0100
Email: abackos@pyxistankers.com

Source: Pyxis Tankers Inc.